CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$5,965,000	$691.34

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated March 3, 2017 (To the Prospectus dated July 18, 2016, and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571
$5,965,000 Notes Due March 21, 2018 Linked to the DAX® Index (Price Return) Global Medium-Term Notes, Series A

General

•	Unsecured and unsubordinated obligations of Barclays Bank PLC maturing March 21, 2018†

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes priced on March 3, 2017 (the “Pricing Date”) and are expected to issue on or about March 8, 2017 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset*:	The DAX® Index (Price Return) (Bloomberg ticker symbol “DAXK<Index>”) (the “Underlier”)
Payment at Maturity:

If the Final Underlier Value is greater than the Initial Underlier Value, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Underlier Return multiplied by the Upside Leverage Factor, subject to the Maximum Return, calculated as follows:

$1,000 + ($1,000 × the lesser of (a) Underlier Return × Upside Leverage Factor and (b) Maximum Return)

If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Barrier Value, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note.

If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, the Notes will be fully exposed to the decline in the value of the Underlier and you will lose a significant portion or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 3 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.
Upside Leverage Factor:	1.50
Maximum Return:	13.20%. For example, if the Underlier Return is greater than or equal to 8.80%, you will receive the Maximum Return of 13.20%, which entitles you to the maximum payment at maturity of $1,132.00 per $1,000 principal amount Note.
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Barrier Value:	4,667.36, which is 80.00% of the Initial Underlier Value (rounded to two decimal places)
Initial Underlier Value:	5,834.20, which is the Closing Level of the Underlier on the Pricing Date
Final Underlier Value:	The arithmetic average of the Closing Levels of the Underlier on the Averaging Dates (rounded to two decimal places)
Closing Level*:	Closing Level has the meaning set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement.
Averaging Dates†:	March 12, 2018, March 13, 2018, March 14, 2018, March 15, 2018 and March 16, 2018. The final Averaging Date, March 16, 2018, is the “Final Valuation Date.”
Maturity Date†:	March 21, 2018
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741VM74 / US06741VM749
*	If the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, the Calculation Agent may select a successor underlier or, if no successor underlier is available, will calculate the value to be used as the Closing Level of the Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Level of the Underlier in the event of certain changes in or modifications to the Underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

†	Each Averaging Date may be postponed if that Averaging Date is not a scheduled trading day or if a market disruption event occurs on that Averaging Date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$5,965,000	$5,965,000	$59,650	$5,905,350
[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $984.20 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-12 of this pricing supplement.

[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10.00 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•	Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume a hypothetical Initial Underlier Value of 100.00, a hypothetical Barrier Value of 80.00 (80.00% of the hypothetical Initial Underlier Value) and the Final Underlier Values set forth below. The actual Initial Underlier Value and Barrier Value are set forth under “Key Terms” above, and the actual Final Underlier Value will be the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates. The hypothetical Initial Underlier Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Underlier Value. For historical Closing Levels of the Underlier, see the historical information set forth under the section titled “The DAX® Index (Price Return)” below. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
200.00	100.00%	$1,132.00	13.20%
190.00	90.00%	$1,132.00	13.20%
180.00	80.00%	$1,132.00	13.20%
170.00	70.00%	$1,132.00	13.20%
160.00	60.00%	$1,132.00	13.20%
150.00	50.00%	$1,132.00	13.20%
140.00	40.00%	$1,132.00	13.20%
130.00	30.00%	$1,132.00	13.20%
120.00	20.00%	$1,132.00	13.20%
115.00	15.00%	$1,132.00	13.20%
110.00	10.00%	$1,132.00	13.20%
108.80	8.80%	$1,132.00	13.20%
105.00	5.00%	$1,075.00	7.50%
102.50	2.50%	$1,037.50	3.75%
101.00	1.00%	$1,015.00	1.50%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
79.99	-20.01%	$799.90	-20.01%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
40.00	-60.00%	$400.00	-60.00%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the Underlier increases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 115.00, resulting in an Underlier Return of 15.00%.

Because the Final Underlier Value is greater than the Initial Underlier Value and the Underlier Return multiplied by the Upside Leverage Factor of 1.50 exceeds the Maximum Return of 13.20%, the investor receives a payment at maturity of $1,132.00 per $1,000 principal amount Note, which is the maximum payment on the Notes.

The total return on the Notes is 13.20%, which is the Maximum Return.

Example 2: The value of the Underlier increases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 105.00, resulting in an Underlier Return of 5.00%.

Because the Final Underlier Value is greater than the Initial Underlier Value, the Underlier Return of 5.00% multiplied by the Upside Leverage Factor of 1.50 is less than the Maximum Return, the investor receives a payment at maturity of $1,075.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Underlier Return × Upside Leverage Factor)

$1,000 + ($1,000 × 5.00% × 1.50) = $1,075.00

The total return on the Notes is 7.50%.

Example 3: The value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 90.00, resulting in an Underlier Return of -10.00%.

Because the Final Underlier Value is less than or equal to the Initial Underlier Value but is greater than or equal to the Barrier Value, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

The total return on the Notes is 0.00%.

Example 4: The value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 50.00, resulting in an Underlier Return of -50.00%.

Because the Final Underlier Value is less than the Barrier Value and the Underlier Return is -50.00%, the investor receives a payment at maturity of $500.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Underlier Return)

$1,000 + ($1,000 × -50.00%) = $500.00

The total return on the Notes is -50.00%.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that the Final Underlier Value will be greater than the Initial Underlier Value, and you are willing and able to accept the risk that, if the Final Underlier Value is less than the Barrier Value, you will lose a significant portion or all of your investment at maturity.

•	You understand and accept that any potential return on the Notes is limited by the Maximum Return.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the Underlier, nor will you have any voting rights with respect to the securities composing the Underlier.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek an investment that provides for the full repayment of principal at maturity.

•	You anticipate that the Final Underlier Value will be less than the Initial Underlier Value, or you are unwilling or unable to accept the risk that, if the Final Underlier Value is less than the Barrier Value, you will lose a significant portion or all of your investment at maturity.

•	You seek an investment with uncapped exposure to any positive performance of the Underlier.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the Underlier.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Tax Consequences

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier. Assuming this treatment is respected, gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or any of the securities composing the Underlier. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to the Securities Generally”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities.”

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value. Accordingly, if the Final Underlier Value is less than the Barrier Value, the Notes will be fully exposed to the decline in the value of the Underlier and you will lose a significant portion or all of your investment at maturity.

•	Your Maximum Gain on the Notes Is Limited to the Maximum Return — Any positive return on your Notes will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the value of the Underlier, which may be significant. We refer to this percentage as the Maximum Return, which is equal to 13.20%.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. Although the Notes provide for the repayment of your principal at maturity if the Final Underlier Value is greater than or equal to the Barrier Value, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if at that time the value of the Underlier is greater than or equal to the Barrier Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Final Underlier Value Is Not Based on the Value of the Underlier at Any Time Other Than the Averaging Dates — The Final Underlier Value will be based solely on the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates relative to the Initial Underlier Value (subject to adjustments as described in the prospectus supplement). Therefore, if the value of the Underlier declines on one or more of the Averaging Dates, the payment at maturity, if any, may be significantly less than it would otherwise have been had the Final Underlier Value been determined at a time prior to such decline or after the value of the Underlier has recovered. Although the value of the Underlier on the Maturity Date or at other times during the term of your Notes may be higher than the Closing Level of the Underlier on the Averaging Dates, you will not benefit from the value of the Underlier at any time other than on the Averaging Dates.

•	Owning the Notes Is Not the Same as Owning the Securities Composing the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned the securities composing the Underlier. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or any other distributions or other rights that holders of the securities composing the Underlier would have.

•	The Underlier Reflects the Price Return of the Securities Composing the Underlier, Not the Total Return — The return on the Notes is based on the performance of the Underlier, which reflects changes in the market prices of the securities composing the Underlier. The Underlier is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing the Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	Non-U.S. Securities Markets Risks — The equity securities composing the Underlier are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	No Direct Exposure to Fluctuations in Foreign Exchange Rates — The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the securities composing the Underlier are denominated, although any currency fluctuations could affect the performance of the Underlier. Therefore, if the applicable currency appreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment with respect to the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	the dividend rates on the securities composing the Underlier;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events;

o	the exchange rates relative to the U.S. dollar with respect to each of the currencies in which the securities composing the Underlier trade; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, selecting a successor underlier or, if no successor underlier is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the Underlier on any date of determination in the event of certain changes in or modifications to the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The DAX® Index (Price Return)

The Underlier is a free float-adjusted market capitalization-weighted index that consists of 30 of the largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange. For more information about the Underlier, see “Annex—The DAX® Index (Price Return)” below.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Levels for the Underlier, based on daily Closing Levels of the Underlier. The graph below sets forth the performance of the Underlier from January 2, 2012 to March 3, 2017, based on the daily Closing Levels of the Underlier. The Closing Level of the Underlier on March 3, 2017 was 5,834.20.

We obtained the Closing Levels of the Underlier from Bloomberg Professional® service, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Level of the Underlier during the term of the Notes, including on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2012	3/31/2012	4,044.00	3,413.50	3,924.79
4/1/2012	6/30/2012	3,986.84	3,263.49	3,507.44
7/1/2012	9/30/2012	4,073.41	3,491.75	3,944.69
10/1/2012	12/31/2012	4,193.93	3,799.49	4,161.30
1/1/2013	3/31/2013	4,388.69	4,129.95	4,245.47
4/1/2013	6/30/2013	4,528.29	4,042.23	4,209.43
7/1/2013	9/30/2013	4,598.13	4,128.39	4,545.36
10/1/2013	12/31/2013	5,071.58	4,504.26	5,051.89
1/1/2014	3/31/2014	5,152.80	4,754.61	5,037.49
4/1/2014	6/30/2014	5,159.66	4,821.58	5,058.86
7/1/2014	9/30/2014	5,159.89	4,635.07	4,874.28
10/1/2014	12/31/2014	5,189.56	4,410.05	5,044.71
1/1/2015	3/31/2015	6,240.43	4,871.90	6,137.77
4/1/2015	6/30/2015	6,331.39	5,491.63	5,491.63
7/1/2015	9/30/2015	5,888.39	4,730.31	4,847.12
10/1/2015	12/31/2015	5,711.03	4,771.26	5,390.31
1/1/2016	3/31/2016	5,173.09	4,376.46	4,980.74
4/1/2016	6/30/2016	5,190.62	4,513.55	4,713.91
7/1/2016	9/30/2016	5,233.94	4,562.27	5,116.12
10/1/2016	12/31/2016	5,588.27	4,993.52	5,588.27
1/1/2017	3/3/2017*	5,853.39	5,584.90	5,834.20

* Information for the first calendar quarter of 2017 includes data for the period from January 1, 2017 through March 3, 2017. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017.

* The dotted line indicates the Barrier Value of 80.00% of the Initial Underlier Value.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10.00 per Note.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of July 18, 2016, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on July 19, 2016, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated July 18, 2016, which has been filed as an exhibit to the report on Form 6-K referred to above.

Annex—The DAX® Index (Price Return)

We have derived all information contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Deutsche Börse AG (“Deutsche Börse”). The Underlier is calculated, maintained and published by Deutsche Börse. Deutsche Börse has no obligation to continue to publish, and may discontinue publication of, the Underlier at any time.

The Underlier is reported by Bloomberg L.P. under the ticker symbol “DAXK.”

The Underlier is a free float-adjusted market capitalization-weighted index that consists of 30 of the largest and most actively traded companies listed on the FWB® Frankfurt Stock Exchange. These companies are selected from the continuously traded companies in the Prime Standard segment that meet certain selection criteria. To be listed in the Prime Standard, a company must meet minimum statutory requirements, which include the regular publication of financial reports, and must satisfy additional transparency requirements. The reference date of the Underlier is December 30, 1987.

The Underlier is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers. The weight of any single company is capped at 10% of the Underlier capitalization, measured quarterly. Weighting is based exclusively on the free-float portion of the issued share capital of any class of shares involved. Both the number of shares included in the issued share capital and the free-float factor are updated on one day each quarter (we refer to this date as the “chaining date” and to the process by which these updates are made as “chaining”). The Underlier is a price index, which measures the actual price performance and is adjusted only for income from subscription rights and special distributions.

Methodology of the Index

The Working Committee for Equity Indices and the Management Board of Deutsche Börse

The Working Committee for Equity Indices (the “Committee”) advises Deutsche Börse on all issues related to the Underlier, recommending changes to the composition of the Underlier on the basis of the various principles and regulations. The Committee acts as an advisory body based on the basic principles mentioned and the rules of the guidelines. In this capacity, it can recommend any necessary adjustments to the rulebook.

The Committee consists of Deutsche Börse employees and representatives of leading national and international financial institutions. The Committee’s meetings usually take place on the respective fifth trading day in March, June, September and December. Extraordinary meetings may also be convened.

The selection of companies in the Underlier is based on the quantitative criteria of order book volume and free-float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by Deutsche Börse. On the basis of the ranking list, the Committee issues a recommendation of whether a company should be replaced and if so, which company should replace it.

Free Float

Free float refers to the freely tradable shares of a company that are not held in fixed ownership. The following rules apply to determine the free float:

1. All shareholdings of an owner which, on an accumulated basis, account for at least 5% of a company’s share capital attributed to a class of shares are considered to be non-free float. Shareholdings of an owner also include shareholdings:

•	held by the family of the owner as defined by section §15a of the German Securities Trading Act (“WpHG”);

•	for which a pooling has been arranged in which the owner has an interest;

•	managed or kept in safe custody by a third party for account of the owner;

•	held by a company which the owner controls as defined by section 290(2) of the German Commercial Code (HGB); and

•	subject to a statutory or contractual qualifying period of at least six months.

This does not include shareholdings of:

•	asset managers and trust companies;

•	funds and pension funds; and

•	investment companies or foreign investment companies in their respective special fund assets insofar as they are held as part of short-term investment strategies and the size of a shareholding does not exceed 25% of a company’s share capital. This does not apply to shareholdings held by venture capital companies, government funds or shareholdings held by their financial agencies, or supranational funds.

In this context, shares for which the acquirer has at the time of purchase clearly and publicly stated that strategic goals are being pursued and that the intention is to influence the company policies and ongoing business of the company in the long-term are not considered a short-term investment. In addition, shares having been acquired through a public purchase offer will not be considered a short-term investment.

2. Shares of an owner that are subject to a statutory or contractual qualifying period of at least six months with regard to their disposal and shares held by the issuing company (treasury shares) are — irrespective of the size of a shareholding — always considered fixed holdings.

3. In the case of an ongoing takeover, shares that are under the control of the overtaking companies via derivatives will also be considered for the determination of the stock’s free float. The derivatives need to be subject to registration and correspondingly registered according to legislation in WpHG and the German Securities Acquisition and Takeover Act (“WpÜG”).The various criteria in nos. 1 to 3 are also fully applied to classes of shares that are subject to restrictions of ownership. For the purpose of the determination of the free float as described above, each ISIN under which shares are traded is considered a separate share class.

If Deutsche Börse determines and publishes a company’s free float within the framework of a scheduled chaining, this free-float factor will only be changed or corrected at the next scheduled chaining date. This is also the case if Deutsche Börse learns of facts or circumstances following the determination of the free float that would have resulted in the determination of a different free-float factor had they been known at the time of the determination. Deutsche Börse will, however, provide information on the correction to be made to the free-float factor at the next scheduled chaining date immediately after becoming aware of such facts or circumstances.

Index Composition

Selection Criteria

The basic criteria for including companies in the Underlier are:

•	an existing listing in the Prime Standard segment (i.e. there is no public information on the existence of an application for revocation pursuant to Section 46 of the Exchange Rules for the FWB® Frankfurt Stock Exchange (the “FWB Exchange Rules”), which provides for revocation of admission of securities to the regulated market (General Standard) upon application by the issuer);

•	continuous trading on Deutsche Börse’s electronic trading system Xetra®;

•	a minimum free float of 10%;

•	legal headquarters or operating headquarters in Germany; and

•	a minimum period since first listing of at least 30 trading days

There is expanded criteria for foreign companies, under which foreign companies must:

•	have a registered office in Germany (other than the registered office this can also be an operating headquarter); or

•	have their focus of trading volume on Xetra® and their legal headquarters in the European Union (“EU”) or in a European Free Trade Association (“EFTA”) country.

A company focuses its trading volume on Xetra® if at least 33% of its total turnover within the EU or the EFTA has been transacted via the FWB® Frankfurt Stock Exchange over the last 12 months. The total turnover includes the turnover of all stock listings belonging to a company that arise due to trading on regulated exchanges and multilateral trading facilities.

Companies that satisfied the prerequisites listed above are selected for inclusion in the Underlier based on the quantitative criteria of order book volume and free-float market capitalization. The reporting date for collecting data is the last trading day of the month for which the ranking list is created. The ranking list is created and published monthly by Deutsche Börse.

Creating the Ranking List

To create the ranking list, the parameters relevant for the allocation of a rank — order book volume and free-float market capitalization — are recorded and the basis criteria are checked on the recording date (last trading day of the month).

A volume-weighted average price (“VWAP”) over 20 trading days (20-trading day VWAP) is used to calculate the free-float market capitalization. This is calculated as the average value of daily VWAPs based on Xetra® prices of the last 20 trading days in a class. The 20-trading day VWAP on the last trading day of a month is used to create the ranking list.

The order book volume is the sum of the daily turnover of a class over a period of twelve months. The following special provisions apply:

•	if the order book volumes of a company are not available for the whole twelve-month period due to the time of its commencement of trading or its initial listing on one of the transparency standards, the order book volumes of the first 20 trading days are taken away and the remainder of the relevant data is linearly projected for twelve months. This procedure, however, is only applicable to companies that have been traded for at least 30 days as per the reporting date, taking order book volumes of at least ten days into account for projection purposes;

•	if the transparency standard is changed (Entry, General and Prime Standard), the order book volumes from the original transparency standard are taken into account; and

•	in the case of a merger of two companies, the order book volumes of both companies are aggregated, provided that both companies were listed on the Frankfurt Stock Exchange prior to the merger. A requirement for aggregating order book volumes is that the company or companies that no longer exist are no longer listed separately on one of the transparency standards (Prime, General or Entry Standards) on the FWB® Frankfurt Stock Exchange. The order book volumes are aggregated retroactively at this point for the allocation of a rank.

Inclusion in the Ranking List

All of the share classes listed on Prime Standard on Xetra® are listed on the ranking list. A ranking is given to the share classes that meet the selection criteria outlined above. Classes that do not meet the above criteria given are listed on the ranking list but do not receive a ranking. Each ISIN under which shares in a company are traded is considered a separate class in this regard. If a company has several share classes, only the largest or most liquid share class is given a ranking.

Exclusion from Ranking

1. A company can be removed from the Underlier immediately if its index weight based on its current free-float market capitalization exceeds 10 % and its annualized 30-day volatility (annualized volatility of the share price over the last 30 days) exceeds 250%. The relevant figures are published by Deutsche Börse on a daily basis. A company that is excluded from the Underlier due to a violation of the volatility criterion will be considered for a ranking only if its 30-day volatility falls below 150% at the time of ranking and on any of the 14 trading days prior to this date. Re-inclusion in the ranking is also possible only for the company’s class which was excluded from the Underlier.

2. If a foreign company does not meet the trading criteria on Xetra® on the monthly ranking list, the company will not be ranked. A foreign company will only be ranked once it meets the trading criteria on Xetra® again.

3. To ensure the position of the Underlier as a leading equity index, Deutsche Börse reserves the right to exclude certain companies from being ranked on the ranking list after consultation with the Committee. An appropriate reason for such an exclusion may be, for example, the fact that it is a foreign company with the holding’s headquarters in Germany but the focus of its business activity is abroad.

Adjustments to Index Composition

The index composition of the Underlier is reviewed quarterly based on the Fast Exit and Fast Entry rules. The index composition of the Underlier is reviewed every September based on the Regular Exit and Regular Entry rules.

The purpose of the review on the basis of the Fast Exit and Fast Entry rules is to account for significant changes in rankings. These changes may occur when companies no longer possess the required size (free-float market capitalization) or liquidity (order book volume), which may arise due to large issues (e.g., major changes in the free-float or a steep price drop) and should be taken into consideration promptly in the index.

The selection of companies in the Underlier is based on the quantitative criteria of free-float market capitalization and order book volume. The currently valid ranking list always forms the basis for the application of the rules outlined below. The four rules are applied successively.

•	Fast Exit: a company is replaced if it has a worse rank than the “candidate rank” in one of the two criteria of free-float market capitalization or order book volume (e.g., greater than 45 in the free-float market capitalization criterion or greater than 45 in the order book volume criterion in the Underlier ranks). It is replaced by the company with the highest free-float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank.” If there are no companies that meet these conditions, the successor is determined by relaxing the order book volume criterion twice gradually, each time by five ranks (e.g., 35/40 then 35/45 in the Underlier ranks). If there is still no company that meets the criteria, the company with the highest free-float market capitalization is determined as the successor.

•	Fast Entry: a company is included if it has the same or better rank than the “candidate rank” in both the free-float market capitalization and order book volume criteria (e.g., smaller than or equal to rank 25 for the free-float market capitalization criterion and smaller than or equal to rank 25 in the order book volume criterion in the Underlier ranks). The company with the lowest free-float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria is excluded (e.g., greater than 35 in one of the two criteria in the Underlier ranks). If there are no companies in the selection index that meet these criteria, the company with the lowest free-float market capitalization is removed from the selection index.

•	Regular Exit: a company may be replaced if it has a worse rank than the “candidate rank” in one of the two criteria of free-float market capitalization or order book volume (for example, greater than 40 in the free-float market capitalization criterion or greater than 40 in the order book volume criterion in the Underlier ranks). It may be replaced by the company with the highest free-float market capitalization that has the corresponding ranking positions for both criteria in the “alternate candidate rank.” If no successor can be determined, no change takes place.

•	Regular Entry: a company may be included if it has the same or better rank than the “candidate rank” in both the free-float market capitalization and order book volume criteria (e.g., a smaller than or equal to rank 30 for the free-float market capitalization criterion and smaller than or equal to rank 30 in the order book volume criterion in the Underlier ranks). The company with the lowest free-float market capitalization that is ranked worse than the “alternate candidate rank” in one of the criteria may be excluded (e.g., greater than 35 in one of the two criteria in the Underlier ranks). If no alternate candidate can be determined, no exchange takes place.

In principle, the following applies to all four rules: If several companies fulfill the criteria, the best/ worst candidate in terms of free-float market capitalization is included/replaced.

In exceptional cases, for example, takeovers announced at short notice or significant changes in the free float, Deutsche Börse AG may deviate from rules 1-4 mentioned above. The Committee can be consulted as an advisory council. Furthermore, Deutsche Börse AG may also decide to undertake a market consultation.

Decisions regarding changes to the composition of the Underlier are published after 10 p.m. CET on the third trading day in March, June, September and December in a press release and online at http://www.dax-indices.com

Actions in Case of Shortfalls or Surpluses

It may be the case that there is a shortfall in the Underlier during the index review. This may occur when a company no longer meets the basic criteria. An example would be a company publicly announcing the discontinuation of the Prime Standard listing. Remaining in the Underlier is, therefore, no longer justified, however this will only take effect in the next regular review. In this case, the company would be removed during the regular review before the application of the four rules above. Consequently there would be a shortfall in the selection index.

If a shortfall exists in the Underlier, this shortfall is treated as a Fast Exit. Consequently, the Fast Exit rule of the Underlier is applied. In this case, the company which caused the shortfall is considered the Fast Exit candidate. A company that, in turn, could be accepted into the Underlier is found using the Fast Exit rule.

The Underlier is restored to the fixed number of companies before the four rules are applied (Fast Exit, Fast Entry, Regular Exit, Regular Entry). The aim of this is to ensure that the Underlier contains the designated number of companies before the review of the Underlier is performed.

Extraordinary Index Review

Notwithstanding the rules on ordinary adjustment, extraordinary changes to the composition must be made if the events described below take place. A successor is selected based on the currently applicable, i.e., most recently published ranking list and the rules for an ordinary adjustment. The changes in principle take place after the announcement with a notice period of two trading days.

Insolvency of Companies

•	Companies for which insolvency proceedings are not initiated for lack of assets, or which are currently in liquidation, are immediately removed from the Underlier.

•	In contrast, companies that have filed an application for the opening of insolvency proceedings are only removed from the Underlier in the course of the next quarterly review of the index composition. This also holds true once the insolvency proceedings begin.

Breach of the Basis Criteria

•	Companies no longer meeting the basis criteria necessary in order to remain in the Underlier (e.g., regarding the minimum free float, an Entry, General or Prime Standard listing or continuous trading) are removed from the Underlier as Deutsche Börse becomes aware of this. This is done based on the “fast exit” rule. Deutsche Börse communicates this decision and replaces the relevant company, usually two full trading days after the announcement. In justified cases (e.g., in the event of the inclusion of the successor company in the Underlier), the replacement can be delayed by up to ten trading days. Where non-compliance with these rules on a future date is already certain, the relevant company may be replaced as early as on the next chaining date.

•	Companies that no longer meet the additional requirements for foreign companies will not be immediately removed from the Underlier, but will be reviewed during the next quarterly review.

Breach of the Volatility Criteria

•	A company can be removed immediately if its Underlier weight based on its current free-float market capitalization exceeds 10 % and its annualized 30-day volatility exceeds 250%. The relevant figures are published by Deutsche Börse on a daily basis.

Conversion of Preferred Shares into Ordinary Shares

•	If the ordinary shares are already included in the Underlier, then no chaining is carried out. The number or shares remains unchanged until the next chaining date.

•	If preferred shares are already included in the Underlier, then the ordinary shares are included in the Underlier, taking the place of the preferred shares. The number of ordinary shares and the free-float factor are adopted from the class of the preferred shares, and are subject to adjustment only on the next regular chaining date. If the conversion occurs in the ratio 1:1, no further amendments will be carried out. In all other cases, the mathematical price difference will be balanced by the Ci factor described under “Index Calculation” below.

Extraordinary Free Float Adjustments

•	If the free-float factor of a company included in the Underlier changes by more than 10 percentage points during the period between two regular chaining dates due to a corporate measure (e.g., subscription right or changes in share capital), the free-float factor will be updated extraordinarily. Deutsche Börse will announce the new free-float factor at least two trading days before the change becomes effective.

•	Free float adjustments resulting from ongoing acquisitions (acquisitions as defined by the WpÜG) will be made extraordinarily in the Underlier after the initial announcement and the final announcement at the end of the offer period. Underlier changes will be announced two trading days before the change becomes effective. Shares held in fixed ownership will remain unchanged until further information, i.e., according to the WpHG or other official sources, is available.

•	The extraordinary adjustment in each case will be carried out as described above, with the only difference that the index composition will not be changed and only the free-float factor of the affected company will be updated.

Adjustments in the Case of Mergers and Acquisitions

Two possible scenarios may occur in this context:

•	If the absorbing or emerging company meets the basis criteria for inclusion in the Underlier, then as soon as the free float of the absorbed company falls below 10%, the company is removed from the Underlier. The absorbed company is replaced by the absorbing or emerging company on the same date.

•	If the absorbing company is already included in the Underlier or does not meet the basis criteria for inclusion in the Underlier, then as soon as the free float of the absorbed company falls below 10%, the company is removed from the Underlier. On the same date, the absorbed company is replaced by a new company.

Conversion into Tendered Shares

The conversion of tendered shares is subject to the following process during the period between the first offer and the closing of the transaction:

•	If the company being taken over is a component in the Underlier, the company’s shares in the Underlier will be replaced by the tendered shares without chaining if the acceptance rate is at least 50% (according to section 23 WpUG). The number of shares and the free-float factor are assumed by the replaced shares and modified during the next regular chaining. A requirement for this replacement is that the tendered shares fulfill the basis criteria to remain in the Underlier and the new or acquiring company is not included in the Underlier.

•	In the event that the transaction is reversed, the tendered shares will be removed from the Underlier and reverted into the company’s original shares in the Underlier.

Index Calculation

The Underlier is weighted by market capitalization; however, only freely available and tradable shares (“free float”) are taken into account. The Underlier is a price index, which measures the actual price performance and is only adjusted for income from subscription rights and special distributions.

The Index Formula

The Underlier is conceived according to the Laspeyres formula set out below:

whereby:

cit	Adjustment factor of company i at time t
ffiT	Free-float factor of share class i at time T
n	Number of shares in the Underlier
pi0	Closing price of share i on the trading day before the first inclusion in the Underlier
piT	Price of share i at time t
qi0	Number of shares of company i on the trading day before the first inclusion in the Underlier
qiT	Number of shares of company i at time T
t	Calculation time of the Underlier
KT	The chaining factor valid as of chaining date T
T	Date of the last chaining

The formula set out below is equivalent in analytic terms, but designed to achieve relative weighting:

The Underlier calculation can be reproduced in simplified terms by using the expression Fi:

•	Multiply the current price by the respective Fi weighting factor;

•	Take the sum of these products; and

•	Divide this by the base value (A) which remains constant until a modification in the Underlier composition occurs.

The Fi factors provide information on the number of shares required from each company to track the underlying index portfolio.

Calculation Frequency

Underlier calculation is performed on every trading day of FWB® Frankfurt Stock Exchange, using prices traded on Deutsche Börse’s electronic trading system Xetra®, whereby the last determined prices are used. The Underlier is calculated once a day, at the close of trading. The Underlier is distributed as soon as current prices are available for all companies included in the Underlier (but no later than 9:06 a.m.). If no opening prices for individual companies are available, the respective closing prices of the previous day are used instead to calculate the Underlier.

In the event of a suspension during trading hours, the last price determined before such a suspension is used for all subsequent computations. If such suspension occurs before the start of trading, the closing price of the previous day is taken instead. The “official” closing index level is calculated using the respective closing prices (or last prices) established on Xetra®.

Adjustments and Corrections

The Underlier is only adjusted for income from subscription rights and special distributions.

The working committee of Deutsche Börse reserves the right to correct any incorrect index values with immediate effect after becoming aware of such incorrect index values. A historical correction is usually applied as of the start of the calculation of the current business day. Deutsche Börse will inform the general public of any such corrections immediately.

Licensing Agreement with Deutsche Börse

These Notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse. Deutsche Börse does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Underlier, its underlying index data and/or the index trademark nor regarding the closing value of the Underlier at a certain point in time or on a certain date nor in any other respect. The Underlier and its underlying index data are calculated and published by Deutsche Börse. Nevertheless, as far as admissible under statutory law Deutsche Börse will not be liable vis-a-vis third parties for potential errors in the Underlier or its underlying index data. Moreover, there is no obligation for Deutsche Börse vis-a-vis third parties, including investors, to point out potential errors in the Underlier. Neither the publication of the Underlier by Deutsche Börse nor the granting of any right to use the Underlier, its underlying index data as well as the index trademark for the utilization in connection with these Notes or other securities or financial products, which derived from the Underlier, represents a recommendation by Deutsche Börse for a capital investment or contains in any manner a warranty or opinion by Deutsche Börse with respect to the attractiveness on an investment in this product. In its capacity as sole owner of all rights to the Underlier, its underlying index data, and the index trademark Deutsche Börse has solely granted to the issuer of these Notes the utilization of the index data and the index trademark as well as any reference to the index data and the index trademark in connection with these Notes.